                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities and Exchange Act of 1934

                            MILLER EXPLORATION COMPANY
               ------------------------------------------------
                                 (Name of Issuer)

                           COMMON STOCK $0.01 PAR VALUE
               ------------------------------------------------
                          (Title of Class of Securities)

                                    600533 10 0
               ------------------------------------------------
                                  (CUSIP Number)

                               Stephen C. Waterbury
                            Warner Norcross & Judd LLP
                             900 Old Kent Building
                             111 Lyon Street, N.W.
                       Grand Rapids, Michigan 49503-2487
                                    (616)752-2000
               ------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  FEBRUARY 9, 1998
               ------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  600533 10 0            13 D                  PAGE 2 OF 7 PAGES
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1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               C. E. Miller
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)   [X]
    (b)   [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                     OO
-----------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e) _____
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------

NUMBER OF SHARES                    7. SOLE VOTING POWER            1,028,470
                                   ------------------------------------------
BENEFICIALLY OWNED BY               8. SHARED VOTING POWER            386,764
                                   ------------------------------------------
EACH REPORTING                      9. SOLE DISPOSITIVE POWER       1,028,470
                                   ------------------------------------------
PERSON WITH                        10. SHARED DISPOSITIVE POWER       386,764

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                        1,415,234
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                                [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  11.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)                            IN
-----------------------------------------------------------------------------

<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP NO.  600533 10 0            13 D                  PAGE 3 OF 7 PAGES
-----------------------                              ------------------------

-----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Eagle Investments, Inc.
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)   [X]
    (b)   [ ]
-----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                     OO
-----------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e) _____
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------

NUMBER OF SHARES                    7. SOLE VOTING POWER                    0
                                   ------------------------------------------
BENEFICIALLY OWNED BY               8. SHARED VOTING POWER            264,199
                                   ------------------------------------------
EACH REPORTING                      9. SOLE DISPOSITIVE POWER               0
                                   ------------------------------------------
PERSON WITH                        10. SHARED DISPOSITIVE POWER       264,199

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          264,199
-----------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                           [X}<F**>
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   2.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)                            CO
-----------------------------------------------------------------------------


<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.
<F**> EXCLUDES SHARES BENEFICIALLY OWNED BY C.E. MILLER AND EAGLE
INTERNATIONAL, INC.

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CUSIP NO.  600533 10 0            13 D                  PAGE 4 OF 7 PAGES
-----------------------                              ------------------------


-----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         Eagle International, Inc.
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)   [X]
    (b)   [ ]
-----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                     OO
-----------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e) _____
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------

NUMBER OF SHARES                    7. SOLE VOTING POWER                    0
                                   ------------------------------------------
BENEFICIALLY OWNED BY               8. SHARED VOTING POWER            122,565
                                   ------------------------------------------
EACH REPORTING                      9. SOLE DISPOSITIVE POWER               0
                                   ------------------------------------------
PERSON WITH                        10. SHARED DISPOSITIVE POWER       122,565

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          122,565
-----------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                           [X]<F**>
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   1.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)                            CO
-----------------------------------------------------------------------------

<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.
<F**>*EXCLUDES SHARES BENEFICIALLY OWNED BY C.E. MILLER AND EAGLE
INVESTMENTS, INC.

ITEM 1    SECURITIES AND ISSUER

          This statement relates to the acquisition of 1,415,234 shares of the $0.01 par value common stock of Miller Exploration Company (the "Company"), the address of the executive office of which is 3104 Logan Valley Road, Traverse City, Michigan 49684. This statement is being filed jointly on behalf of (1) C.E. Miller, (2) Eagle Investments, Inc., and (3) Eagle International, Inc.

ITEM 2    IDENTITY AND BACKGROUND

(1)
     (a)  Name:  C. E. Miller
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Mr. Miller is the Chairman of the Board and a director of the Company. The Company is an independent oil and gas exploration and production company.
     (d) Mr. Miller has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Miller has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Miller is a citizen of the United States of America.

(2)  .
     (a) Name and state of organization: Eagle Investments, Inc., a Michigan corporation.
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Business purpose: Eagle Investments, Inc. is an oil and gas exploration company.
     (d) Eagle Investments, Inc. has not been convicted in a criminal proceeding during the previous five years.
     (e) Eagle Investments, Inc. has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

(3)
     (a) Name and state of organization: Eagle International, Inc., a Michigan corporation.
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Business purpose: Eagle International, Inc. is an oil and gas exploration company.
     (d) Eagle International, Inc. has not been convicted in a criminal proceeding during the previous five years.

     (e) Eagle International, Inc. has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Miller acquired 1,415,234 shares through an Exchange and Combination Agreement (the "Combination Agreement") entered into with the Company's predecessor, Miller Oil Corporation ("MOC"), that became effective as of November 12, 1997. The 1,415,234 shares reported by Mr. Miller include 228,549 shares held by the Kelly E. Miller Retained Annuity Trust #1, 228,549 shares held by the Daniel R. Miller Retained Annuity Trust #1, 342,823 shares held by the David A. Miller Retained Annuity Trust #1, and 228,549 shares held by the Sue Ellen Bell Retained Annuity Trust #1, with respect to each of which C.E. Miller is the sole trustee. Also included are 264,199 shares held by Eagle Investments, Inc. and 122,565 shares held by Eagle International, Inc., each of which is owned by a revocable trust of which C.E. Miller is the sole trustee. Mr. Miller contributed, under the Combination Agreement, assets including capital stock of MOC and interests in oil and gas properties in which MOC also had an interest.
In exchange for these assets, Mr. Miller received a number of shares of common stock of the Company proportionate to the value of his ownership interest in the assets. The percentage interest of Mr. Miller's interest in the assets was established in the Combination Agreement. The shares of common stock obtained in connection with the Combination Transaction were offered and sold by the Company without registration, in reliance upon the exemption from registration made available under Section 4(2) of the Securities Act and Rules 501-503 and 506-508 of Regulation D promulgated thereunder.

ITEM 4    PURPOSE OF TRANSACTION

(1) Mr. Miller acquired the shares as an investment. Mr. Miller intends for the Company to continue its business of oil and gas exploration and production. Mr. Miller intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.

(2) Eagle Investments, Inc. acquired the shares as an investment. Eagle Investments, Inc. intends for the Company to continue its business of oil and gas exploration and production. Eagle Investments, Inc. intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.

(3)  Eagle International, Inc. acquired the shares as an investment.
Eagle International, Inc. intends for the Company to continue its business of oil and gas exploration and production. Eagle International Inc. intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(1) Mr. Miller is the beneficial owner of 1,415,234 shares of the Company's common stock, or approximately 11.4% of its outstanding shares. Mr. Miller holds the sole power to vote and dispose of 1,028,470 of these shares. Mr. Miller has shared power to vote and shared power to dispose of 386,764 of these shares. Mr. Miller shares the power to vote and power to dispose with Eagle Investments, Inc. and Eagle International, Inc.

(2) Eagle Investments, Inc. is the beneficial owner of 264,199 shares of the Company's common stock, or approximately 2.1% of its outstanding shares. Eagle Investments, Inc. has shared power to vote and dispose of these shares. Eagle Investments, Inc. shares the power to vote and the power to dispose of these shares with C.E. Miller.

(3) Eagle International, Inc. is the beneficial owner of 122,565 shares of the Company's common stock, or approximately 1.0% of its outstanding shares. Eagle International, Inc. has shared power to vote and dispose of these shares. Eagle Investments, Inc. shares the power to vote and the power to dispose of these shares with C.E. Miller.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

          The following exhibits are furnished with this Schedule 13D:

          EXHIBIT NUMBER                DOCUMENT
               99.1                     Joint Filing Agreement
               99.2                     Members of Group



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 18, 1998                /S/ C.E. MILLER
                                        C.E. Miller



                                        EAGLE INVESTMENTS, INC.

                                        C.E. MILLER TRUST


                                        By /S/ C.E. MILLER
                                           C.E. Miller, Trustee


                                        EAGLE INTERNATIONAL, INC.

                                        C.E. MILLER TRUST


                                        By /S/ C.E. MILLER
                                           C.E. Miller, Trustee



                                        *By /S/ TASHIA L. RIVARD
                                            Tashia L. Rivard, Attorney-in-Fact

                               EXHIBIT INDEX


          EXHIBIT NUMBER                DOCUMENT
               99.1                Joint Filing Agreement
               99.2                Members of Group